SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 3 January 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Announcement of transactions of directors of the company or directors of major
subsidiaries of the company in securities of Sasol Limited dated 1 December 2005 to
20 December 2005

   1. 1 December 2005
   2. 6 December 2005
   3. 20 December 2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY THE SASOL LIMITED COMPANY SECRETARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol ("the Company")by the Company Secretary of the Company:

Name	N L Joubert
Office held	Company Secretary
Company	Sasol Limited
Date transaction effected	30 November 2005
Option offer date	27 November 1997
Option offer price	R57,50
Exercise date	30 November 2005
Exercise price	R215,00
Selling price per share	R219,73
Number of shares	8900
Total value	R1 955 597
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

1 December 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol ("the Company")by a director of a major subsidiary of the
Company:

Name	M V Sisulu
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	2 December 2005
Option offer date	3 May 2004
Option offer price	R104,40
Exercise date	21 May 2004
Exercise price	R95,00
Number of shares	3 300
Total value	R313 500
Vesting periods	Share options vested on 1 September 2005 upon retirement at the age of 60
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

6 December 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED AND A DIRECTOR OF A
MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transactions in securities
of Sasol ("the Company") by a director of the Company and a director of a
major subsidiary of the Company:

Name	T S Munday
Office held	Deputy Chief Executive
Company	Sasol Limited
Date transaction effected	19 December 2005
Option offer date	10 December 1999
Option offer price	R50,90
Exercise date	23 August 2000
Exercise price	R51,30
Selling price per share	R229,78
Number of shares	7 300
Total value	R1 677 394
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C F Rademan
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	19 December 2005
Option offer date	24 November 1997
Option offer price	R57,50
Exercise date	4 December 1997
Exercise price	R50,20
Selling price per share	R229,11
Number of shares	1 300
Total value	R297 843
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

20 December 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 3 January 2006

By: /s/   N L Joubert
       Name: Nereus Louis Joubert
       Title: Company Secretary